October 15, 2024

VIA EDGAR

Pearlyne Paulemon

Suzanne Hayes

Division of Corporate Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MarineMax, Inc.

Form 8-K

Amendment No. 1 to Form 8-K

Response dated June 11, 2024

File No. 001-14173

Dear Ms. Paulemon and Ms. Hayes:

On behalf of MarineMax, Inc. (“MarineMax”), I am writing in response to the comments set forth in your letter dated October 4, 2024 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), the Staff’s comment is repeated below, along with MarineMax’s response to the comment set forth immediately following such comment.

Comment #1

Amended Form 8-K filed April 1, 2024

Item 1.05 Material Cybersecurity Incidents, page 1

1. We note that as of the date of your filing, the incident had not had a material impact on your operations and you were still in the process of determining whether it is reasonably likely to materially impact your financial condition or results of operations. Please confirm that, in future filings, where you have not determined if the incident has had a material impact to the company or is reasonably likely to have a material impact to the company, including its financial condition and results of operations, you will consider filing disclosures under Item 8.01 of Form 8-K rather than Item 1.05 of Form 8-K.

Response to Comment #1

We acknowledge the Staff’s comment regarding Items 1.05 and 8.01 of Form 8-K. In future filings, where we have not determined if the incident has had a material impact to the Company or is reasonably likely to have a material impact to the Company, including its financial condition and results of operations, we will consider filing disclosures under Item 8.01 of Form 8-K rather than Item 1.05 of Form 8-K.

The Company believes that the foregoing responds fully to the question in the Comment Letter. If you have any questions or comments regarding this response or require any additional information, please do not hesitate to contact me at (727) 531-1700.

Respectfully submitted,

MarineMax, Inc.

By:	/s/ Michael H. McLamb
Michael H. McLamb
Chief Financial Officer

Cc:	W. Brett McGill, Chief Executive Officer and President, MarineMax, Inc.

Manny Alvare, Chief Legal Officer, MarineMax, Inc.

Michael M. Mills, Jr., Esq., Holland & Knight LLP

Shardul Desai, Esq., Holland & Knight LLP